Exhibit 99.29

Form 51-102F3

Material Change Report Under

National Instrument 51-102

1.     Name & Address of Company

Linear Gold Corp.

2000 Barrington Street, Suite 502

Halifax, Nova Scotia

B3J 3K1

2.     Date of Material Change

October 18, 2006.

3.     News Release

A news release with respect to the material change referred to in this report was issued through newswire services on October 18, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.     Summary of Material Change

Linear Gold Corp. announced drill results from recent drilling at the Cerro la Mina zone of the Company’s 100% owned Ixhuatan project in Chiapas, Mexico.  The results included significant gold, copper and molybdenite mineralization from holes IXCM06-06 and IXCM06-05.

5.      Full Description of Material Change

Linear announced that it has cut significant gold, copper, and molybdenum mineralization from drilling at its 100% owned Ixhuatan project in Chiapas, Mexico. The new results are from two recently completed holes drilled at the Cerro la Mina zone, located 1400 metres northeast of the Campamento gold deposit, within the same mineral concession. Highlights from the drilling are as follows:

•

Hole IXCM06-06 cut 117.9 metres grading 1.6 grams per tonne gold, 0.45% copper, and 0.18% molybdenite (MoS2) from 8 metres depth including:

•

44.0 metres in oxides grading 1.9 grams per tonne gold and 0.17% molybdenite (MoS2) from 8.0 metres depth.

•

73.9 metres in sulfides grading 1.4 grams per tonne gold, 0.69% copper, and 0.18% molybdenite (MoS2) from 52 metres depth, bottoming in mineralization.

•

Hole IXCM06-05 cut 52 metres in oxides grading 0.8 grams per tonne gold from 14 metres depth including:

•

26.0 metres grading 1.0 grams per tonne gold from 20.0 metres depth

•

Hole IXCM06-05 also cut an additional 52.5 metres in sulfides grading 1.2 grams per tonne gold, 0.82% copper, and 0.10% molybdenite (MoS2) from 78.0 metres depth and bottoming in mineralization.  Within this interval, 38.5 metres contain 1.4 grams per tonne gold and 1.08% copper from 92 metres depth.

The results from drilling are summarized below:

Drill Hole	From	To	Interval (Metres)*	Gold (Grams per tonne)	Silver (Grams per tonne)	Copper %	MoS2%	Comment
IXCM06-05	14	66.0	52.0	0.8	5.1	0.02	0.05	Oxide
Including	16	42.0	26.0	1.0	7.5	0.01	0.06	Oxide
Including	52	56.0	4.0	1.0	1.4	0.03	0.09	Oxide
IXCM06-05	78	130.5	52.5	1.2	19.0	0.82	0.10	Sulfide
Including	92	130.5	38.5	1.4	19.5	1.08	0.10	Sulfide

IXCM06-06	8	125.9	117.9	1.6	7.9	0.45	0.18	Oxide+Sulfide
Including	8	52.0	44.0	1.9	6.71	0.05	0.17	Oxide
Including	52	125.9	73.9	1.4	8.7	0.69	0.18	Sulfide
Including	70	90.0	20.0	1.7	7.8	0.96	0.21	Sulfide
* Note: the true thicknesses of the intersections have not yet been determined; intervals in table are based on core lengths.

A drill hole map illustrating the drill holes discussed in this press release is available on Linear’s website at http://www.lineargoldcorp.com.

Cerro La Mina Zone

Cerro la Mina is a prominent hill on the Ixhuatan property located approximately 1400 metres northeast of the Campamento Gold Resource.  The Cerro La Mina zone is outlined by a broad gold in soil anomaly that is approximately 750 metres in length by 450 metres in width, and is located on the western flank of the hill facing towards Campamento. The area is marked by silicification with local vuggy silica and strong clay alteration that locally includes dickite and alunite. Preliminary interpretation of these characteristics suggests that mineralization at Cerro la Mina may have developed within a system of high-sulfidation acid leaching.

Previous drilling completed and reported in July of 2005 includes a 72 metre intercept from hole IXCM05-02 that contains 0.92 grams per tonne gold in oxides starting from the surface.  Higher grade oxide intervals reported from this intercept include 32 metres grading 1.0 grams per tonne gold from 0 to 32 metres and 26 metres grading 1.2 grams per tonne gold from 46 to 72 metres.

Hole IXCM06-05 was drilled 40 metres southeast of Hole IXCM05-02 at an azimuth of 220 degrees and an inclination of -55 degrees. The hole cut 52 metres of disseminated gold mineralization hosted in oxides from 14 to 66 metres grading 0.8 grams per tonne gold. Within this zone are two higher grade zones including 16 to 42 metres containing 26 metres of 1.0 grams per tonne gold and from 52 to 56 metres containing four metres grading 1.0 grams per tonne gold. The oxide zone is marked by low copper content presumably due to mobility during supergene leaching. Deeper in the hole below the base of oxidation, a 52.5 metre zone of strong gold mineralization with associated copper and molybdenum was identified from 78 to 130.5 metres and  contains 1.2 grams per tonne gold, 0.82 % copper, and 0.10% molybdenite (MoS2). Within this 52.5 metre interval, a 38.5 metre interval contains 1.4 grams per tonne gold and 1.08 % copper.  The hole bottomed in mineralization at 130.5 metres.

Hole IXCM06-06 was drilled 70 metres SSW of Hole IXCM05-02 at an azimuth of 180 degrees and an inclination of -60 degrees. This hole cut 117.9 metres of strong precious and base metal mineralization grading 1.6 grams per tonne gold, 0.45% copper, and 0.18% molybdenite (MoS2). The gold mineralization intersected by this hole is very uniform in nature with the highest gold value contained within this 117.9 metre interval grading 3.9 grams per tonne. Significant gold mineralization hosted in a 44 metre oxide interval was cut from 8 to 52 metres and grades 1.9 grams per tonne gold and 0.17% molybdenite (MoS2). Similar to hole IXCM06-05, the zone of oxide gold mineralization is marked by low copper content due to leaching. Immediately below the oxide interval, the hole intersected 73.9 metres of strong gold mineralization with associated copper and molybdenum. This 73.9 metre interval from 52 to 125.9 metres grades 1.4 grams per tonne gold, 0.69% copper, and 0.18% molybdenite (MoS2). The hole bottomed in mineralization at 125.9 metres.

Additional drilling is underway in the Cerro La Mina zone to offset the near surface oxide gold mineralization while also targeting the deeper sulfide zones of gold, copper, and molybdenum mineralization within the area.   The short term goal is both to locate oxide gold tonnage which could serve as a complement to the oxide gold resource identified in the Campamento gold deposit as well as test for continuity and size of the deeper sulphide gold-copper-molybdenum zone.   At this time, the potential for oxide gold mineralization around these two recent holes is open in four directions, and the associated sulfide zone of gold, copper, and molybdenum mineralization remains open laterally and at depth.  The geometry of the mineralized zones is not yet known at this early stage in the exploration at Cerro la Mina.

Phil Pyle, Linear’s Vice President of Exploration states: “We are pleased with the additional near surface oxide gold mineralization at Cerro La Mina which we believe could add significant value to proposed early stage production from the nearby Campamento gold resource. We are also pleased with the recognition of the strong disseminated sulfide mineralization below the oxide zones which warrants additional deeper exploration in the area.  The combined precious and base metal content from hole IXCM06-06 compares favorably with some of the higher value drilling intercepts on the property to date”.

The press release was prepared under the supervision of Mr. David Rowe, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101. A map of the project showing the location of all drill holes is available at the company’s website www.lineargoldcorp.com.

All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater that 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.     Omitted Information

Not applicable

8.     Senior Officer

Brian MacEachen

Vice-President & Chief Financial Officer

Telephone:

(902) 422-1421

Fax:

(902) 491-4281

DATED at Halifax, Nova Scotia this 24th day of October, 2006.

Linear Gold Corp.

By:

/s/ Brian MacEachen

Brian MacEachen

Vice President & Chief Financial Officer